Exhibit 99.1

Constellium Reports Second Quarter 2021 Results

Paris, July 28, 2021 – Constellium SE (NYSE: CSTM) today reported results for the second quarter ended June 30, 2021.

Second quarter 2021 highlights:

•	Shipments of 406 thousand metric tons, up 31% compared to Q2 2020

•	Revenue of €1.5 billion, up 47% compared to Q2 2020

•	Net income of €108 million compared to a net loss of €32 million in Q2 2020

•	Adjusted EBITDA of €170 million, up 110% compared to Q2 2020

•	Cash from Operations of €73 million and Free Cash Flow of €35 million

First half 2021 highlights:

•	Shipments of 791 thousand metric tons, up 12% compared to H1 2020

•	Revenue of €2.9 billion, up 16% compared to H1 2020

•	Net income of €156 million compared to a net loss of €63 million in H1 2020

•	Adjusted EBITDA of €291 million, up 27% compared to H1 2020

•	Cash from Operations of €148 million and Free Cash Flow of €81 million

•	Net debt / LTM Adjusted EBITDA of 3.7x at June 30, 2021

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered record

Adjusted EBITDA and solid Free Cash Flow generation in the second quarter. Each of our segments contributed to this success with record Adjusted EBITDA in P&ARP and AS&I. P&ARP delivered strong all-around performance amid very strong can sheet demand. A&T benefited from a robust TID market and maintained its focus on cost control. In AS&I, strong industry demand and solid cost control more than offset the impact from the semiconductor shortage on automotive demand. I am exceptionally proud of our second quarter performance, with Adjusted EBITDA exceeding 2019 levels and leverage falling nearly a full turn from the recent peak to 3.7x.”

Mr. Germain concluded, “I look to the second half of the year with confidence. Demand from our major end markets, with the exception of aerospace, is at or above pre-pandemic levels. We expect these favorable conditions to continue at least through the remainder of 2021. Based on our current outlook, we are raising our guidance and now expect Adjusted EBITDA of €545 million to €560 million and Free Cash Flow in excess of €125 million in 2021.”

•	Group Summary

	Q2 2021	Q2 2020	Var.	YTD 2021	YTD 2020	Var.
Shipments (k metric tons)	406	310	31%	791	703	12%
Revenue (€ millions)	1,518	1,031	47%	2,859	2,468	16%
Net income / (loss) (€ millions)	108	(32)	n.m.	156	(63)	n.m.
Adjusted EBITDA (€ millions)	170	81	110%	291	228	27%
Adjusted EBITDA per metric ton (€)	418	261	60%	368	325	13%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the second quarter of 2021, shipments of 406 thousand metric tons increased 31% compared to the second quarter of last year due to higher shipments in each of our segments. Revenue of €1.5 billion increased 47% compared to the second quarter of the prior year primarily due to higher shipments and higher metal prices. Net income of €108 million increased compared to a net loss of €32 million in the second quarter of 2020. Adjusted EBITDA of €170 million increased 110% compared to the second quarter of last year due to stronger results in each of our segments.

For the first half of 2021, shipments of 791 thousand metric tons increased 12% compared to the first half of 2020 on higher shipments in our Packaging & Automotive Rolled Products and Automotive Structures & Industry segments. Revenue of €2.9 billion increased 16% compared to the first half of 2020 primarily due to higher metal prices and higher shipments, partially offset by weaker price and mix. Net income of €156 million in 2021 compares to a net loss of €63 million in the first half of 2020. Adjusted EBITDA of €291 million increased 27% compared to the first half of 2020 on stronger results in our Packaging & Automotive Rolled Products and Automotive Structures & Industry segments, partially offset by weaker results in our Aerospace & Transportation segment.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q2 2021	Q2 2020	Var.	YTD 2021	YTD 2020	Var.
Shipments (k metric tons)	284	221	29%	551	490	12%
Revenue (€ millions)	907	565	61%	1,673	1,317	27%
Adjusted EBITDA (€ millions)	94	58	63%	162	124	31%
Adjusted EBITDA per metric ton (€)	332	262	27%	294	252	17%

For the second quarter of 2021, Adjusted EBITDA increased 63% compared to the second quarter of 2020 primarily due to higher shipments, improved price and mix, and favorable metal costs, partially offset by higher costs and unfavorable foreign exchange translation. Shipments of 284 thousand metric tons increased 29% compared to the second quarter of last year on higher shipments of packaging, automotive, and specialty rolled products. Revenue of €907 million increased 61% compared to the second quarter of 2020 primarily due to higher metal prices and higher shipments.

For the first half of 2021, Adjusted EBITDA of €162 million increased 31% compared to the first half of 2020 primarily due to higher shipments, improved price and mix, and strong cost control, partially offset by unfavorable foreign exchange translation. Shipments of 551 thousand metric tons increased 12% compared to the first half of 2020 on higher shipments of packaging, automotive, and specialty rolled products. Revenue of €1.7 billion increased 27% compared to the first half of 2020 primarily due to higher metal prices and higher shipments.

•	Aerospace & Transportation (A&T)

	Q2 2021	Q2 2020	Var.	YTD 2021	YTD 2020	Var.
Shipments (k metric tons)	53	45	16%	101	104	(3)%
Revenue (€ millions)	287	250	15%	532	609	(13)%
Adjusted EBITDA (€ millions)	42	31	34%	61	83	(26)%
Adjusted EBITDA per metric ton (€)	794	691	15%	610	802	(24)%

For the second quarter of 2021, Adjusted EBITDA increased 34% compared to the second quarter of 2020 primarily due to higher shipments on strong TID demand and strong cost control, partially offset by weaker price and mix from lower aerospace shipments. Shipments of 53 thousand metric tons increased 16% compared to the second quarter of 2020 as higher transportation, industry and defense rolled product shipments were partially offset by lower aerospace rolled product shipments. Revenue of €287 million increased 15% compared to the second quarter of 2020 on higher metal prices and higher shipments, partially offset by weaker price and mix.

For the first half of 2021, Adjusted EBITDA of €61 million decreased 26% compared to the first half of 2020 primarily due to lower shipments and weaker price and mix from lower aerospace shipments, partially offset by strong cost control. Shipments of 101 thousand metric tons decreased 3% compared to the first half of 2020 due to lower shipments of aerospace rolled products, partially offset by higher shipments of transportation, industry, and defense rolled products. Revenue of €532 million decreased 13% compared to the first half of 2020 primarily due to weaker price and mix, partially offset by higher metal prices.

•	Automotive Structures & Industry (AS&I)

	Q2 2021	Q2 2020	Var.	YTD 2021	YTD 2020	Var.
Shipments (k metric tons)	69	44	56%	139	109	27%
Revenue (€ millions)	345	222	55%	695	564	23%
Adjusted EBITDA (€ millions)	41	(1)	n.m.	79	33	138%
Adjusted EBITDA per metric ton (€)	587	(31)	n.m.	563	301	87%

For the second quarter of 2021, Adjusted EBITDA increased by €42 million compared to the second quarter of 2020 primarily due to higher shipments, improved price and mix, and solid cost control. Shipments of 69 thousand metric tons increased 56% compared to the second quarter of 2020 on higher shipments of automotive and other extruded products driven by strong market demand. Revenue of €345 million increased 55% compared to the second quarter of 2020 primarily due to higher shipments and higher metal prices.

For the first half of 2021, Adjusted EBITDA of €79 million increased 138% compared to the first half of 2020 primarily due to higher shipments, improved price and mix, and solid cost control. Shipments of 139 thousand metric tons increased 27% compared to the first half of 2020 on higher shipments of automotive and other extruded products driven by strong market demand. Revenue of €695 million increased 23% compared to the first half of 2020 primarily due to higher shipments and higher metal prices, partially offset by weaker price and mix.

•	Net Income

For the second quarter of 2021, net income of €108 million compares to a net loss of €32 million in the second quarter of the prior year. The change in net income is primarily related to higher gross profit and a favorable change in gains and losses on derivatives related to our commodity hedging positions, partially offset by a change in income tax expense.

For the first half of 2021, net income of €156 million compares to a net loss of €63 million in the first half of the prior year. The change in net income is primarily related to higher gross profit and a favorable change in gains and losses on derivatives related to our commodity hedging positions, partially offset by a change in income tax expense.

•	Cash Flow

Free Cash Flow was €81 million for the first half of 2021 compared to €54 million in the first half of the prior year. The change was primarily due to stronger Adjusted EBITDA and lower capital expenditures, partially offset by an unfavorable change in working capital.

Cash flows from operating activities were €148 million for the first half of 2021 compared to cash flows from operating activities of €152 million in the first half of the prior year. Constellium decreased derecognized factored receivables by €14 million for the first half of 2021 compared to a decrease of €73 million in the first half of the prior year.

Cash flows used in investing activities were €67 million for the first half of 2021 compared to cash flows used in investing activities of €97 million in the first half of the prior year.

Cash flows used in financing activities were €232 million for the first half of 2021 compared to cash flows from financing activities of €140 million in the first half of the prior year. In the first half of 2021, Constellium issued $500 million of 3.75% Sustainability-Linked Senior Notes due 2029 and €300 million of 3.125% Sustainability-Linked Senior Notes due 2029 and used the proceeds and cash on the balance sheet to redeem the $650 million of 6.625% Senior Notes due 2025 and the $400 million of 5.75% Senior Notes due 2024. In the first half of 2020, Constellium raised $325 million of 5.625% Senior Notes due 2028 and used a portion of the proceeds to redeem the remaining balance of the 4.625% Senior Notes due 2021. In the same period, Constellium entered into a €180 million loan partially guaranteed by the French State and a CHF 20 million facility partially guaranteed by the Swiss Government.

•	Liquidity and Net Debt

Liquidity at June 30, 2021 was €887 million, comprised of €290 million of cash and cash equivalents and €597 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,976 million at June 30, 2021 compared to €1,994 million at December 31, 2020.

•	Outlook

Based on our current outlook, we expect Adjusted EBITDA in a range of €545 million to €560 million in 2021.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.9 billion of revenue in 2020.

Constellium’s earnings materials for the second quarter ended June 30, 2021, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020
Revenue	1,518	1,031	2,859	2,468
Cost of sales	(1,319)	(957)	(2,518)	(2,241)

Gross profit	199	74	341	227

Selling and administrative expenses	(67)	(57)	(127)	(123)
Research and development expenses	(9)	(7)	(20)	(20)
Other gains and losses - net	44	(11)	87	(79)

Income / (loss) from operations	167	(1)	281	5

Finance costs - net	(37)	(42)	(92)	(87)

Income / (loss) before tax	130	(43)	189	(82)

Income tax (expense) / benefit	(22)	11	(33)	19

Net income / (loss)	108	(32)	156	(63)

Net income attributable to:
Equity holders of Constellium	107	(33)	153	(64)
Non-controlling interests	1	1	3	1

Net income / (loss)	108	(32)	156	(63)

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.76	(0.24)	1.09	(0.46)
Diluted	0.73	(0.24)	1.04	(0.46)
Weighted average shares, in thousands
Basic	140,637	137,901	140,302	137,903
Diluted	146,730	137,901	146,730	137,903

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020
Net income / (loss)	108	(32)	156	(63)

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the interim income statement
Remeasurement on post-employment benefit obligations	24	(35)	89	(41)
Income tax on remeasurement on post-employment benefit obligations	2	10	(11)	9
Items that may be reclassified subsequently to the interim income statement
Cash flow hedges	3	5	(8)	—
Income tax on hedges	(1)	(2)	2	—
Currency translation differences	(1)	(2)	12	(2)

Other comprehensive income / (loss)	27	(24)	84	(34)

Total comprehensive income / (loss)	135	(56)	240	(97)

Attributable to:
Equity holders of Constellium	134	(57)	236	(98)
Non-controlling interests	1	1	4	1

Total comprehensive income / (loss)	135	(56)	240	(97)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At June 30, 2021	At December 31, 2020
Assets
Current assets
Cash and cash equivalents	290	439
Trade receivables and other	669	406
Inventories	802	582
Other financial assets	63	39

	1,824	1,466

Non-current assets
Property, plant and equipment	1,895	1,906
Goodwill	430	417
Intangible assets	59	61
Deferred tax assets	162	193
Trade receivables and other	69	68
Other financial assets	16	18

	2,631	2,663

Total Assets	4,455	4,129

Liabilities
Current liabilities
Trade payables and other	1,255	905
Borrowings	262	92
Other financial liabilities	26	46
Income tax payable	23	20
Provisions	20	23

	1,586	1,086

Non-current liabilities
Trade payables and other	32	32
Borrowings	1,995	2,299
Other financial liabilities	10	41
Pension and other post-employment benefit obligations	581	664
Provisions	95	98
Deferred tax liabilities	12	10

	2,725	3,144

Total Liabilities	4,311	4,230

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(295)	(538)

Equity attributable to equity holders of Constellium	128	(115)
Non-controlling interests	16	14

Total Equity	144	(101)

Total Equity and Liabilities	4,455	4,129

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non- controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	153	153	3	156
Other comprehensive income / (loss)	—	—	78	(6)	11	—	—	83	1	84

Total comprehensive income / (loss)	—	—	78	(6)	11	—	153	236	4	240

Share-based compensation	—	—	—	—	—	7	—	7	—	7
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At June 30, 2021	3	420	(114)	3	(2)	75	(257)	128	16	144

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non- controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(64)	(64)	1	(63)
Other comprehensive loss	—	—	(32)	—	(2)	—	—	(34)	—	(34)

Total comprehensive (loss) / income	—	—	(32)	—	(2)	—	(64)	(98)	1	(97)

Share-based compensation	—	—	—	—	—	8	—	8	—	8
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2020	3	420	(209)	(10)	2	61	(453)	(186)	12	(174)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020
Net income / (loss)	108	(32)	156	(63)
Adjustments
Depreciation and amortization	65	66	128	132
Impairment of assets	—	5	—	5
Pension and other post-employment benefits service costs	10	10	17	17
Finance costs - net	37	42	92	87
Income tax expense / (benefit)	22	(11)	33	(19)
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(15)	(44)	(45)	11
Other - net	3	10	5	13
Change in working capital
Inventories	(103)	52	(212)	35
Trade receivables	(126)	57	(234)	7
Trade payables	117	(176)	300	(18)
Other	(7)	32	—	15
Change in provisions	—	7	(4)	5
Pension and other post-employment benefits paid	(10)	(8)	(21)	(20)
Interest paid	(28)	(23)	(72)	(73)
Income tax refunded	—	21	5	18

Net cash flows from operating activities	73	8	148	152

Purchases of property, plant and equipment	(42)	(43)	(74)	(100)
Property, plant and equipment grants received	4	2	7	2
Proceeds from disposals, net of cash	—	1	—	1

Net cash flows used in investing activities	(38)	(40)	(67)	(97)

Proceeds from issuance of Senior Notes	300	290	712	290
Repayments of Senior Notes	(328)	(200)	(863)	(200)
Repayments from U.S. revolving credit facilities	—	(132)	—	(129)
Proceeds from other borrowings	—	204	2	207
Repayments from other borrowings	(7)	(1)	(9)	(4)
Lease repayments	(8)	(9)	(17)	(17)
Payment of financing costs and redemption fees	(10)	(9)	(26)	(9)
Transactions with non-controlling interests	(2)	—	(2)	—
Other financing activities	(32)	(2)	(29)	2

Net cash flows (used in) / from financing activities	(87)	141	(232)	140

Net (decrease) / increase in cash and cash equivalent	(52)	109	(151)	195
Cash and cash equivalents - beginning of year	342	270	439	184
Effect of exchange rate changes on cash and cash equivalents	—	(1)	2	(1)

Cash and cash equivalents - end of period	290	378	290	378

SEGMENT ADJUSTED EBITDA

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020
P&ARP	94	58	162	124
A&T	42	31	61	83
AS&I	41	(1)	79	33
Holdings and Corporate	(7)	(7)	(11)	(12)

Total	170	81	291	228

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended June 30,		Six months ended June 30,
(in k metric tons)	2021	2020	2021	2020
Packaging rolled products	213	189	407	392
Automotive rolled products	59	28	122	85
Specialty and other thin-rolled products	12	4	22	13
Aerospace rolled products	13	19	26	49
Transportation, industry, defense and other rolled products	40	26	75	55
Automotive extruded products	29	15	63	46
Other extruded products	40	29	76	63

Total shipments	406	310	791	703

(in millions of Euros)
Packaging rolled products	648	456	1,167	980
Automotive rolled products	213	88	421	281
Specialty and other thin-rolled products	46	21	85	56
Aerospace rolled products	100	142	187	365
Transportation, industry, defense and other rolled products	187	108	345	244
Automotive extruded products	176	96	377	295
Other extruded products	169	126	318	269
Other and inter-segment eliminations	(21)	(6)	(41)	(22)

Total revenue	1,518	1,031	2,859	2,468

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020
Net income / (loss)	108	(32)	156	(63)
Income tax expense / (benefit)	22	(11)	33	(19)

Income / (loss) before tax	130	(43)	189	(82)
Finance costs - net	37	42	92	87

Income / (loss) from operations	167	(1)	281	5
Depreciation and amortization	65	66	128	132
Impairment of assets	—	5	—	5
Restructuring costs	2	11	3	11
Unrealized (gains) / losses on derivatives	(16)	(43)	(44)	10
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	1	(1)	(1)	1
Losses on pension plan amendments	2	2	2	2
Share based compensation costs	3	5	7	8
Metal price lag (A)	(54)	25	(85)	40
Start-up and development costs (B)	—	2	—	4
Other (C)	—	10	—	10

Adjusted EBITDA	170	81	291	228

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

(B)	Start-up and development costs, for the six months ended June 30, 2020 were related to new projects in our AS&I operating segment.
(C)

Other, in the six months ended June 30, 2020, included €5 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the COVID-19 pandemic and a €5 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020
Net cash flows from operating activities	73	8	148	152
Purchases of property, plant and equipment	(42)	(43)	(74)	(100)
Property, plant and equipment grants received	4	2	7	2

Free Cash Flow	35	(33)	81	54

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2021	At December 31, 2020
Borrowings	2,257	2,391
Fair value of net debt derivatives, net of margin calls	9	42
Cash and cash equivalents	(290)	(439)

Net debt	1,976	1,994

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non -GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effecf favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.